UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. IC-29204/ April 7, 2010

_____

In the Matter of   :

                                                                    :

Integrity Life Insurance Company, et. al   :
c/o Rhonda S. Malone, Esq.   :
Western and Southern Financial Group, Inc.   :
400 Broadway

Cincinnati, Ohio 45202

                                                                    :

(812-13690)   :
_____:

ORDER PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING APPROVAL OF SUBSTITUTIONS

Integrity Life Insurance Company, Separate Account I of Integrity Life Insurance Company,
Separate Account II of Integrity Life Insurance Company, National Integrity Life Insurance
Company, Separate Account I of National Integrity Life Insurance Company, and Separate
Account II of National Integrity Life Insurance Company (collectively, the "Applicants") filed an
application on September 3, 2009, and filed amended and restated applications on January 19, 2010,
and March 10, 2010. Applicants requested an order under Section 26(c) of the Investment Company
Act of 1940, as amended ("1940 Act") to permit the substitution of shares of certain portfolios of the
Variable Insurance Products Fund III held by the Separate Accounts for shares of other portfolios
of Variable Insurance Products Fund III and, in the case of one portfolio, the Fidelity
Contrafund, shares of Variable Insurance Products Fund II ("Substitutions").

A notice of the filing of the application was issued on March 10, 2010 (Investment Company Act
Release No. 29171). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued, unless a hearing should be ordered. No
request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the proposed Substitutions are consistent with
the protection of investors and the purposes fairly intended by the policy and provisions of the 1940
Act. It is also found that the terms of the proposed Substitutions, including the consideration to be
paid or received, are reasonable and fair and do not involve overreaching on the part of any person
concerned; that the proposed Substitutions are consistent with the investment policy of each
registered investment company concerned, as recited in its registration statement and reports filed

under the 1940 Act; and that the proposed Substitutions are consistent with the general purposes of the 1940 Act. Accordingly,

IT IS ORDERED, pursuant to Section 26(c) of the 1940 Act, that the proposed Substitutions by Integrity Life Insurance Company, et al. (812-13690) are approved;

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                        Florence E. Harmon
                                        Deputy Secretary